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                       [ST PAUL BANCORP INC. LETTERHEAD]


                                                                      EXHIBIT 1

                                             N E W S
                                             FOR IMMEDIATE RELEASE
                                             August 18, 1998

                                             Contacts:    Robert N. Parke
                                                          (773) 804-2360

                                                          Robert E. Williams
                                                          (773) 804-2284


                ST. PAUL BANCORP ANNOUNCES COST-REDUCTION PLAN,
                             RELATED PRE-TAX CHARGE


     CHICAGO - August 18, 1998 -- St. Paul Bancorp, Inc. (NASDAQ: SPBC) announced today a cost-reduction plan that is expected to reduce ongoing annual costs by approximately $9 million, pre-tax. The Company expects to incur a related pre-tax charge of $19 million to $23 million. This charge is in addition to the previously announced pre-tax charge of $11.5 million relating to the acquisition of Beverly Bancorporation. When combined with the $4.8 million ongoing benefit of the Beverly acquisition charge, the Company expects to achieve total ongoing annual benefits of approximately $14 million, pre-tax.

     The additional third quarter charge represents one-time expenses that will reduce the Company's overall cost structure and make it more consistent with ongoing business strategies. The largest components of these charges include modifications to the Company's compensation and benefits programs and technology outsourcing initiatives.

     "This charge was necessary to re-align our cost structure and make it conform to our ongoing business initiatives," said Joseph C. Scully, chairman and chief executive officer. "Having just completed two important acquisitions, we are entering new markets and offering new products. These acquisitions have necessitated a review of our employee benefit programs and information systems to bring them into alignment with our new business strategies. Our goal, of course, is to provide improved returns to shareholders. A combination of asset growth, capital management and expense reductions will help us achieve our goal of a 15% return on equity within two years," he added.

     The charge includes approximately $7.5 million related to modifications to the Company's supplemental retirement plan and the directors' retirement plan. Current obligations of both plans will be funded and frozen at current levels. The Company's qualified pension plan will be converted to a cash-balance defined-benefit plan. These modifications will reduce the Company's annual benefit expense by approximately $1.3 million.



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     Also included in the charge is approximately $5 million related to the termination of the Company's Employee Stock Ownership Plan (ESOP). An accounting change in 1993 made continuation of the plan beyond 1998 cost-prohibitive for St. Paul. The discontinuation of the ESOP will save the Company approximately $1.1 million per year.

     The Company's bonus program for officers and senior executives has been suspended for the remainder of 1998 and 1999. As a result, compensation expenses will be reduced by approximately $3 million. The bonus program and associated performance benchmarks will be reevaluated.

     The Company has introduced an early retirement program for approximately 180 eligible employees. One half of the eligible employees are expected to take advantage of the program, resulting in annual expense reductions of up to $3.5 million. Costs primarily associated with the early retirement program represent approximately $2.5 million of the new charge.

     Also included in the new charge is approximately $5 million related to upgrading certain components of the Company's technology platform. The upgrading of those systems is expected to improve operating efficiency and customer service, and allow the Company to adapt more quickly to technological advances and to assimilate acquisitions more quickly.

     St. Paul Bancorp is the parent of St. Paul Federal Bank, the largest independent savings institution in Illinois. The Company also provides discount brokerage, insurance, annuity, real estate development, trust services and mortgage brokerage services through other subsidiaries. St. Paul stock is listed on the Nasdaq Stock Market under the symbol SPBC.

     To receive this news release and other information on St. Paul Bancorp via fax or mail, call the Company's News Hotline at (773) 889-SPBC (7722). Additional information is available on the internet at www.stpaulbank.com.

     Stockholders may dial (800) 730-4001 toll-free to inquire about stockholder records, stock transfers, ownership changes, address changes, dividend payments or the dividend reinvestment plan. Written inquiries can be directed to BankBoston, P.O. Box 8040, Boston, MA 02266-8040.

FORWARD-LOOKING INFORMATION

This news release contains certain "forward looking statements." The Company desires to take advantage of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protection of the safe harbor with respect to all of such forward-looking statements. These forward-looking statements describe future plans or strategies and include the Company's expectations of future financial results. The Company's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect the actual results include but are not limited to:

(1) unanticipated costs or expenses; (2) higher than expected costs pertaining to benefit plan modifications; (3) higher than expected costs pertaining to the early retirement program; (4) higher than expected costs pertaining to technology upgrading; (5) the impact of reevaluation of the Company's bonus program; (6) fluctuations in real estate markets; (7) general market rates; (8) changes in market interest rates or the shape of the yield curve; (9) general economic conditions; (10) legislative / regulatory changes; (11) monetary and fiscal policies of the U.S. Treasury and the Federal Reserve; (12) changes in the quality or composition of the

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Company's loan and investment portfolios; (13) demand for loan products; (14)
the level of loan and MBS repayments; (15) deposit flows; (16) competition and demand for financial services in the Company's markets; (17) changes in accounting policies, principles or guidelines; and (18) expected Beverly-merger cost savings and revenue enhancements cannot be realized or realized within the expected time frame. These factors should be considered in evaluating any forward-looking statements, and undue reliance should not be placed on such statements.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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